11501 Domain Drive, Suite 200

Austin, Texas 78758

February 18, 2010

VIA EDGAR

Stephanie Bouvet

Securities and Exchange Commission

Mailbox: 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:  Convio, Inc. /  Registration Statement on Form S-1 (File No. 333-164491)

Dear Ms. Bouvet:

Reference is made to the registration statement on Form S-1 (File No. 333-164491) filed with the Securities and Exchange Commission by Convio, Inc. (the “Company”) on January 22, 2010 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Gene Austin of the Company at (512) 652-2633.

Sincerely,

Convio, Inc.

By:	/s/ Gene Austin
Gene Austin
Chief Executive Officer,
President and Chairman of the Board of Directors